UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

Room 501, No. 363, Lane 1555

Jinshajiang West, Jiading District

Shanghai, China 201803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Receipt of Nasdaq Notification Regarding Minimum Market Value of Publicly Held Shares

On August 6, 2026, Xiao-I Corporation (the “Company”) received a written notification (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement set forth in Nasdaq Listing Rule 5450(b)(3)(C).

Nasdaq Listing Rule 5450(b)(3)(C) requires a company listed on The Nasdaq Global Market under the applicable continued listing standard to maintain an MVPHS of at least US$15,000,000. The Notice stated that, based on the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the 30 consecutive business days from June 23, 2026 through August 4, 2026, the Company’s MVPHS was below US$15,000,000.

The Notice has no immediate effect on the listing or trading of the Company’s ADSs, which will continue to be listed and traded on The Nasdaq Global Market under the symbol “AIXI,” subject to the Company’s compliance with Nasdaq’s other continued listing requirements.

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided a compliance period of 180 calendar days, or until February 1, 2027, to regain compliance with the MVPHS requirement. To regain compliance, the Company’s MVPHS must close at US$15,000,000 or more for a minimum of ten consecutive business days during the compliance period, unless Nasdaq exercises its discretion to require a longer compliance period.

If the Company does not regain compliance by the expiration of the compliance period, Nasdaq will provide written notification that the Company’s securities are subject to delisting. At that time, the Company may appeal Nasdaq’s determination to a hearings panel in accordance with the applicable Nasdaq Listing Rules.

The Company intends to actively monitor its MVPHS and evaluate available options to regain compliance within the prescribed compliance period. There can be no assurance, however, that the Company will be able to regain compliance with the MVPHS requirement within the applicable compliance period or maintain compliance with Nasdaq’s other continued listing requirements.

This report may contain forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied by such statements. The Company undertakes no obligation to update any forward-looking statement except as required by applicable law.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form S-8 (File No. 333-286469) and Form F-3 (File No.  333-279306), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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